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August 21, 2023

VIA EDGAR

Attention: Jenny O’Shanick, Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arm Holdings Limited

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted on July 31, 2023

CIK No. 0001973239

Ladies and Gentlemen,

On behalf of our client, Arm Holdings Limited, a foreign private issuer incorporated under the laws of England and Wales (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft registration statement on Form F-1 confidentially submitted on July 31, 2023 (the “Draft Registration Statement”) contained in the Staff’s letter dated August 10, 2023 (the “Comment Letter”). The Company is concurrently publicly filing its registration statement on Form F-1 (the “Registration Statement”) together with this response letter.

Set forth below is the Company’s response to the Staff’s comment. We have reproduced below in bold the Staff’s comment and have provided the Company’s response immediately following the comment. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the Registration Statement. Unless otherwise indicated, page references in the description of the Staff’s comment refer to the Draft Registration Statement, and page references in the response below refer to the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

General

1.

We note your disclosure on F-60 that you recorded a $40 million loss contingency to settle legal claims by a certain customer. Please tell us whether this should be discussed in your risk factors or in Legal Proceedings on page 134 and revise the prospectus as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-60. The Company respectfully advises that the prospectus has not been revised to address the loss contingency or the contract to which it relates because the dispute is currently only a commercial dispute and there are currently no ongoing legal or arbitration proceedings within the meaning of Item 8.A.7 of Form 20-F (as incorporated into Form F-1) related to this matter.

August 21, 2023

Page Two

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact the undersigned by phone at (202) 887-8785 or via e-mail at JustinSalon@mofo.com.

Very truly yours,

/s/ Justin R. Salon
Justin R. Salon

CC:	Spencer Collins, Arm Holdings Limited
Jason Child, Arm Holdings Limited
Laura Bartels, Arm Holdings Limited